

November 29, 2021

Theodore L. Koenig
Chairman and Chief Executive Officer
MCAP Acquisition Corporation
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606

      Re: MCAP Acquisition Corporation
           Amendment No. 4 to Registration Statement on Form S-4
           Filed November 18, 2021
           File No. 333-259027

Dear Mr. Koenig:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed November 18, 2021

Risk Factors
Public Stockholders who redeem their shares of MCAP Common Stock may continue to hold any Public Warrants they own..., page 73

1.   Please tell us how you calculated the $7.1 million value of the 4,580,666 Public Warrants using a market value of $1.18 or revise as necessary.

<u>MCAP determined that a material weakness existed in its internal control over financial reporting as of March 2, 2021. If MCAP..., page 84</u>

2.   Please revise to address the fact that you identified another error in your financial statements related to the classification of redeemable shares issued during your IPO, which lead to a restatement of prior period financial statements. Discuss the impact this had on the material weakness previously identified, your evaluation of disclosure controls and procedures and your remediation efforts. Similar revisions should be made to the risk factor where you discuss the potential for litigation related to the financial statement restatements.

<u>If the Post-Combination Company fails to maintain effective internal control over financial reporting..., page 86</u>

3.   We note your reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Evaluation of Disclosure Controls and Procedures" and your disclosure about management's identification of a material weakness in the company's internal control over financial reporting. We are unable to find such a discussion in MD&A. Please advise.

     You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jonathan Talcott, Esq.